KINGSCROWD, INC.

August 2, 2021

VIA EDGAR

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: John Stickel and John Dana Brown

Re: KingsCrowd, Inc.

Offering Statement on Form 1-A

File No. 024-11497

Qualification Request

Requested Date: Wednesday August 4, 2021

Requested Time: 4:00 p.m. (Eastern time), or as soon thereafter as practicable

Ladies and Gentlemen:

Pursuant to Rule 252(e) of Regulation A promulgated under the Securities Act of 1933, as amended, KingsCrowd, Inc. (the "Company") hereby requests that the above-referenced Offering Statement on Form 1-A (File No. 024-11497) (the "Offering Statement") be declared qualified at the "Requested Date" and "Requested Time" set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission").

Once the Offering Statement has been declared qualified, please orally confirm that event with our counsel, Ruffa & Ruffa, P.C., by calling William Ruffa at (646) 831-0320.

In making this request, the Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, KINGSCROWD, INC.
/s/ Christopher Lustrino
Christopher Lustrino Chief Executive Officer

cc: William P. Ruffa, Ruffa & Ruffa, P.C.